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October 16, 2015

KfW Bankengruppe, Postfach 111141, 60046 Frankfurt am Main

Ms. Sandra B. Hunter

Staff Attorney

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	KfW
Federal Republic of Germany
Registration Statement under Schedule B
Filed August 21, 2015
File No. 333-206499

Form 18-K for the Fiscal Year Ended December 31, 2014
Filed May 18, 2015, as amended August 20, 2015
File No. 33-25769-01

Dear Ms. Hunter:

Set forth below are our responses to your comment letter, dated September 17, 2015 (and received on September 22, 2015), relating to KfW’s Registration Statement under Schedule B (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2015 and KfW’s Annual Report on Form 18-K for the year ended December 31, 2014 (the “Annual Report”) filed with the Commission on May 18, 2015 and subsequently amended on August 20, 2015.

In response to certain of the comments made by the staff of the Commission (the “Staff”), KfW intends to amend its Annual Report as described in the following by filing Amendment No. 2 on Form 18-K/A to its Annual Report (“Amendment No. 2”), which will also be incorporated by reference into the Registration Statement.

KfW also intends to file a pre-effective amendment (the “Pre-Effective Amendment”) to the Registration Statement, reflecting the updated registration fee that was previously paid in connection with the registration of debt securities on KfW’s registration statement no. 333-192196 filed on November 8, 2013 that remain unissued as of the date of filing of the Pre-Effective Amendment. KfW will identify in the Pre-Effective Amendment the additional amount of any new securities to be included on the Registration Statement for which the registration fee previously paid may be used to offset any additional registration fee due for such new securities pursuant to Rule 457(p) under the Securities Act of 1933.

KfW Bankengruppe, Palmengartenstrasse 5–9, 60325 Frankfurt am Main · Phone +49 69 7431-0 · Fax +49 69 7431-2944 · S.W.I.F.T: KFWIDEFF · www.kfw.de Executive Board: Dr. Ulrich Schröder (CEO), Dr. Günther Bräunig, Dr. Ingrid Hengster, Dr. Norbert Kloppenburg, Bernd Loewen

KfW intends to file Amendment No. 2 and the Pre-Effective Amendment after resolving all comments on the Annual Report.

For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Registration Statement under Schedule B

General

1.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

KfW respectfully submits that the statistics and other information set forth in Exhibit (d) of the Annual Report and incorporated by reference into the Registration Statement include the most recent material data on KfW and the Federal Republic of Germany (“Germany”). The information in Exhibit (d) of the Annual Report was last updated by means of an amendment on Form 18-K/A on August 20, 2015 (the “August 18-K/A”), the day before the Registration Statement was filed, to reflect KfW’s results for the six months ended June 30, 2015 as well as information on KfW’s shareholding in Deutsche Telekom AG. In addition, the August 18-K/A included disclosure updates on Germany’s current economic and financial trends and other important developments affecting Germany with respect to the ongoing European sovereign debt crisis.

As a general matter, KfW provides disclosure updates on KfW and Germany’s current economic and financial trends and other important developments affecting Germany in connection with the regular quarterly updates of the financial information regarding KfW itself, such as in the August 18-K/A. KfW plans to file its next quarterly update on Form 18-K/A in November 2015 to reflect KfW’s financial information for the nine months ended September 30, 2015, and to provide an update on Germany’s current economic and financial trends and other important developments. However, KfW has also historically provided, and intends to continue to provide if it so deems necessary, important disclosure updates outside the quarterly filing cycle (see, e.g., most recently Forms 18-K/A filed on March 15, 2013 and December 21, 2012, respectively) and will provide disclosure on any material developments in connection with any takedowns of debt securities registered by the Registration Statement through future filings with the Commission on Form 18-K or Form 18-K/A that will be incorporated by reference in the Registration Statement.

Where You Can Find More Information, page 2

2.	Please provide KfW’s SEC file number for the December 31, 2014 annual report.

KfW will provide the SEC file number for the Annual Report in the final base prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act once the Registration Statement has been declared effective by the Commission.

Form 18-K filed May 18, 2015

Exhibit D

General

3.	Please revise to discuss whether various significant events have had or are expected to have a material effect on the economy. For example purposes only, we note the migrant crisis, China’s currency devaluation and economic slowdown, and the minimum wage increase.

KfW generally only includes information on Germany’s current economic and financial trends and other important developments affecting Germany in its disclosure to the extent that reliable and meaningful statements can be made on such matters (e.g., based on public official sources, such as official statements, formal proposals and final decisions by relevant official bodies and decision-makers or public official documents). As discussed in response to comment 1, to the extent that new information becomes available on matters that could be considered important to investors, KfW includes such information in its regular quarterly filings on Form 18-K/A. In order to provide investors with disclosure on any material developments, including significant events that have had or are expected to have a material effect on the German economy, in connection with any takedowns of debt securities under its registration statement, KfW also provides disclosure updates outside the quarterly filing cycle through filings with the Commission on Form 18-K/A that are incorporated by reference in its registration statement. After careful consideration of the Staff’s comment, KfW respectfully submits that the disclosures with respect to recent developments included in its Annual Report, as amended by the August 18-K/A, adequately address all matters that have had or are expected to have a material effect on the German economy.

In response to the SEC’s comment, KfW has decided to include an update on certain recent developments regarding the euro area, Germany and the current migratory pressure by means of the planned Amendment No. 2. Specifically, KfW plans to amend Exhibit (d) to its Annual Report by adding the following text to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section:

“Financial Assistance to Euro Area Member States

On August 19, 2015, the Board of Governors of the European Stability Mechanism (“ESM”) approved the Financial Assistance Facility Agreement (“FFA”) with Greece. Under the terms of the ESM’s loan agreement with Greece, the ESM will provide up to EUR 86 billion in financial assistance to Greece over three years. The ESM Board of Governors also adopted a Memorandum of Understanding (“MoU”) with Greece, specifying the policy measures that the Greek government has agreed to undertake in order to tackle the main challenges facing its economy. On August 20, 2015, the ESM approved the first tranche of financial assistance for Greece of EUR 26 billion, EUR 13 billion of which were immediately disbursed to Greece. The disbursement was the first part of a sub-tranche of EUR 16 billion, to be used for budget financing and debt servicing needs. The remaining EUR 3 billion of this sub-tranche are expected to be disbursed at the latest by the end of November, once Greece has completed additional prior actions. The second sub-tranche of EUR 10 billion, provided in ESM floating rate notes, is designated for potential bank recapitalization or resolution. The ESM will hold the notes in a segregated account. They can be disbursed provided, among other things, that Greece makes such a request and that the competent recapitalization/resolution authority confirms the amount. Disbursement is also subject to final approval by the ESM Board of Directors.

Sources: European Stability Mechanism, ESM Board of Governors approves ESM program for Greece, press release of August 19, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-governors-approves-esm-programme-for-greece.htm); European Stability Mechanism, ESM Board of Directors approves first loan tranche of €26 bn for Greece, press releases of August 20, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-first-loan-tranche-of-26-bn-for-greece.htm).

In October 2015, following a positive assessment of the seventh review of Cyprus’s macroeconomic adjustment program, the European Stability Mechanism (“ESM”) disbursed EUR 500 million to Cyprus, raising the amount of ESM financial assistance for Cyprus to EUR 6.3 billion out of the approximately EUR 9 billion committed by the ESM at the start of the financial assistance program.

Source: European Stability Mechanism, ESM Board of Governors approves updated Memorandum of Understanding with Cyprus, press release of October 5, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-governors-approves-updated-memorandum-of-understanding-with-cyprus.htm).

German and EU Reaction to Migratory Pressure

Approximately 800,000 migrants are expected to seek asylum in Germany in 2015, which would be unprecedented in the history of the Federal Republic and pose major humanitarian, administrative and financial challenges for the German federal government (Bund), federal states (Länder) and municipalities. Against this background the German federal government and the heads of the German federal states have agreed on measures to tackle the ongoing migrant crisis, which are intended to become effective as of November 1, 2015. Specifically, the German federal government has agreed to provide a lump sum of EUR 670 per migrant per month payable for the period from the migrant’s registration through the conclusion of the refugee’s application process for seeking asylum. In addition, the German federal government has undertaken to contribute EUR 500 million for social housing and EUR 350 million for unaccompanied minors. Albania, Kosovo and Montenegro are to be classified as safe countries of origin with the aim of accelerating the decision-making process on futile applications for asylum by migrants from these countries. The number of such applications increased strongly in the past year, with more than 90% the applications having been rejected. On September 29, 2015, the German federal government adopted a draft supplementary budget for the fiscal year 2015 in order to finance the agreement between the German federal government and the German federal states with respect to reception and accommodation of refugees and asylum seekers. The draft supplementary budget provides for an additional EUR 1 billion as relief for the federal states and municipalities, thereby raising the total amount of budgetary funds allocated in this area to EUR 2 billion. Furthermore, the draft supplementary budget establishes a reserve in an amount of EUR 5 billion, which is earmarked to finance the measures agreed from 2016 onwards. Should there be budgetary surplus at the end of 2015, any additional revenue would be used for this reserve, too. The German federal budget is expected to remain balanced in 2015.

Sources: Bundesregierung, Bund-Ländertreffen zu Flüchtlingen – Merkel „Ein guter Tag für Kommunen“, article dated September 24, 2015 (http://www.bundesregierung.de/Content/DE/Artikel/2015/09/2015-09-24-fluechtlinge-kanzleramt.html); Bundesregierung, Bund und Länder einigen sich auf Maßnahmen, press release dated September 25, 2015 (http://www.bundesregierung.de/Content/DE/Infodienst/2015/09/2015-09-25-bund-und-laender-einigen-sich-auf-massnahmen/0-bund-und-laender-einigen-sich-auf-massnahmen.html); Bundesministerium der Finanzen, Zweiter Nachtragshaushalt 2015 – Vereinbarungen des Flüchtlingsgipfels werden ohne Schulden solide finanziert, press release dated September 29, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/09/2015-09-29-PM38.html).

On September 22, 2015, the Council of the European Union adopted a decision establishing a temporary and exceptional relocation mechanism over two years from the frontline member states Italy and Greece to other member states. It will apply to 120,000 persons in clear need of international protection. In addition, on September 23, 2015, the European Council unanimously agreed to work on the implementation of a number of measures, including the establishment of “hotspots” by the end of November 2015 in frontline EU Member States in order to guarantee identification, registration and fingerprinting of migrants and at the same time ensure relocation and returns. The EU Member States also agreed to contribute at least an additional EUR 1 billion to respond to the urgent needs of refugees in the region by helping the United Nations High Commissioner for Refugees, the World Food Program and other agencies.

Sources: Council of the European Union, Council decision establishing provisional measures in the area of international protection for the benefit of Italy and Greece, adopted on September 22, 2015 (http://data.consilium.europa.eu/doc/document/ST-12098-2015-INIT/en/pdf); Council of the European Union, Finding Solutions to Migratory Pressures, last reviewed on September 23, 2015 (http://www.consilium.europa.eu/en/policies/migratory-pressures/) European Council, Informal meeting of EU heads of state or government on migration, 23 September 2015—statement, statement of September 23, 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/09/23-statement-informal-meeting/?utm_source=dsms-auto&utm_medium=email&utm_campaign=Informal+meeting+of+EU+heads+of+state+or+government+on+migration%2c+23+September+2015+-+statement). ”

With respect to China’s currency devaluation and economic slowdown, KfW believes that no reliable and meaningful statements as to the (potential or expected) impact of these developments on the German economy may be made at this point in time. The overall importance of China and the Chinese currency for the German economy is reflected in the table “Foreign Trade (Special Trade) by Groups of Countries and Countries” on page G-24 and in the table “Annual Average Exchange Rates of the Euro” on page G-27 of Exhibit (d) to the Annual Report.

With respect to the minimum wage introduced in Germany with effect from January 1, 2015, and planned future adjustments of the minimum wage, KfW respectfully refers the Commission to the disclosure on the bottom of page G-14 of Exhibit (d) to the Annual Report under “The Federal Republic of Germany—The Economy—Economic Policy—Current Policy Initiatives.”

KfW has also considered whether the recent events involving the distortion of emissions tests by Volkswagen AG, including their potential impact on the German automotive sector, should be mentioned in Amendment No. 2, but has concluded that no reliable and meaningful statements as to the potential impact of these events on the German economy can be made at this point in time.

Sectors of the Economy, page G-17

4.	Throughout the discussion of sectors of the economy, please expand your disclosure regarding changes in gross value added to address the underlying causes of material changes. To the extent material, please expand your disclosure of changes within the production and services sectors of the economy to address material changes within the principal categories of these sectors.

After careful consideration of the Staff’s comment, KfW respectfully submits that the disclosure regarding changes in gross value added adequately addresses the underlying causes of changes, to the extent material. The discussion of sectors of the economy in the Annual Report generally does not present changes within principal categories of the production and services sectors because comparable national accounts data for these categories is only available with a time-lag of two years (i.e., currently only up to and including 2012) for the first three of the five years presented. Accordingly, KfW believes that inclusion of such data would not be meaningful and that their omission is not material. To the extent that developments in certain categories of the production and services sectors were to be the cause of significant changes in gross value added in these sectors, this would be adequately disclosed in KfW’s filings on Form 18-K.

Employment and Labor, page G-18

5.	Please disclose the percentage of total employment accounted for by sector of the economy.

In response to the Staff’s comment, KfW has prepared supplemental information on total employment accounted for by sector of the economy showing a comparison over the last decade, in order to provide meaningful information, which it plans to include in its Annual Report by means of Amendment No. 2. Specifically, KfW plans to amend Exhibit (d) to its Annual Report by adding the following text to the “The Federal Republic of Germany—The Economy—Employment and Labor” section after the table “Employment and Unemployment” on page G-19:

“The following table presents data with respect to the structure of employment by economic sector for 2014 and 2005.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2014	2005
	(Percent of total)
Agriculture, forestry and fishing	1.5	1.7
Production sector (excluding construction)	18.9	19.9
of which: manufacturing	17.5	18.4
Construction	5.7	5.8
Trade, transport, accommodation and food services	23.0	23.4
Information and communication	2.9	2.9
Financial and insurance services	2.8	3.2
Real estate activities	1.1	1.1
Business services	13.2	11.0
Public services, education, health	23.9	23.7
Other services	7.0	7.2

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (September 2015), Table 2.2.9.”

6.	Please include additional information on the employment rate with respect to age and gender.

In response to the Staff’s comment, KfW has prepared supplemental information on the employment rate with respect to age and gender showing a comparison over the last decade based on available public official information, which it plans to include in its Annual Report by means of Amendment No. 2. Specifically, KfW plans to amend Exhibit (d) to its Annual Report by adding the following text to the “The Federal Republic of Germany—The Economy—Employment and Labor” section after the table “Employment and Unemployment” on page G-19:

“The following table presents data with respect to the employment rate broken down by gender and age for 2014 and 2005.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2014	2005	2014	2005	2014	2005
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	25.9	25.7	28.0	28.6	23.6	22.7
20 to 24	63.9	59.3	65.0	61.2	62.7	57.4
25 to 29	77.6	69.7	80.2	74.0	74.8	65.2
30 to 34	82.1	75.5	88.3	84.6	75.9	66.4
35 to 39	83.7	79.3	90.0	87.2	77.4	71.2
40 to 44	85.9	80.9	90.9	86.5	80.8	75.1
45 to 49	86.0	79.8	89.7	84.7	82.1	74.8
50 to 54	83.2	75.2	86.7	80.8	79.6	69.7
55 to 59	76.9	63.3	81.5	71.3	72.4	55.3
60 to 64	52.3	28.1	59.0	35.8	46.0	20.7
65 and older	5.6	3.3	8.0	5.0	3.7	2.1

Total (15 and older)	56.8	51.5	62.4	58.4	51.5	45.0

Source: Statistisches Bundesamt, Labor force participation, Employed and employment rate by sex and age, Results of the microcensus 2005 und 2014 - Annual averages (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/LabourMarket/Employment/TablesEmploymentAccounts/ParticipationPension70.html).”

International Economic Relations, page G-21

7.	Please revise to expand your discussion of materially relevant tariff policies.

After careful consideration of the Staff’s comment, KfW respectfully submits that the level of detail of the disclosure on trade barriers, including tariffs, provided in under “The Federal Republic of Germany—The Economy—International Economic Relations” on page G-21 of Exhibit (d) to its Annual Report is appropriate in light of Germany’s membership in the European Union and adequately addresses all matters that would appear material to investors. To the extent that particular developments with respect to tariff policies were to have a significant impact on the German economy, this would be adequately disclosed in KfW’s filings on Form 18-K.

Balance of Payments, page G-21

8.	Please revise your disclosure to explain the underlying reasons for the increase in net foreign investment in Germany and net Germany investment abroad.

KfW respectfully informs the Staff that it is unable to precisely explain the underlying reasons for the changes in net foreign investment given in particular the high volatility in foreign investment data. However, KfW’s response to comment 9 below provides supplemental information regarding the contributions of countries and sectors to foreign direct investment stocks at year-end 2013.

9.	Here or in a separate section, please include a table that discloses foreign direct investment by economic sector and by country, and provide a narrative discussion of the reasons for material changes in the amounts of foreign direct investment in Germany and Germany’s investment abroad.

In response to the Staff’s comment, KfW has prepared supplemental information on foreign direct investment stocks by economic sector and by country at year-end 2013, based on the most recent official data available, which it plans to include in its Annual Report by means of Amendment No. 2. With regard to the second part of the Staff’s comment, KfW respectfully refers the Staff to its response to comment 8. Specifically, KfW plans to amend Exhibit (d) to its Annual Report by adding the following text to the “The Federal Republic of Germany—The Economy—International Economic Relations” section:

“Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2013.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2013

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	919.0	458.4
Selected countries and regions
European Union	410.7	356.1
of which: European Monetary Union	195.4	308.1
of which: United Kingdom	107.4	33.8
Switzerland	28.7	26.2
Russia	22.9	2.4
United States	241.7	33.7
Canada	11.6	0.8
Central America	13.8	3.8
South America	28.1	0.2
Asia	108.7	25.1
of which: China	47.8	1.2
of which: Japan	12.0	16.9
Australia	16.4	2.2
Africa	8.4	0.8
Selected economic sectors of investment object
Manufacturing	313.7	117.0
of which: Chemicals and chemical products	67.1	15.5
of which: Machinery and equipment	28.9	16.4
of which: Motor vehicles, trailers and semi-trailers	82.5	0.4
Electricity, gas, steam and air conditioning supply	52.5	13.9
Wholesale and retail trade; repair of motor vehicles	136.5	47.5
Information and communication	34.9	58.6
Financial and insurance activities	228.6	87.6
Accommodation and food service activities	27.6	28.7
Activities of holding companies	54.9	80.1

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2015), Tables 1.2.a, I.2. c, II.2.a, II.2.b.”

Funding, page 28

Capital-Market Funding, page 29

10.	We note the disclosure that KfW started to issue green bonds in 2014. Please revise to disclose how you define “green bonds.”

In response to the Staff’s comment, KfW intends to revise its disclosure in the Annual Report by means of Amendment No. 2 to further clarify its definition of “green bonds.” Specifically, KfW plans to amend Exhibit (d) by replacing the paragraph preceding the table “KfW’s Green Bond Issues” on page 29 under “KfW—Business—Capital Markets—Funding—Financial-Market Funds—Capital-Market Funding” with the following text:

“As part of its funding program, KfW links the proceeds of certain of its bonds, referred to by KfW as “green bonds,” to its environmental investment program, Erneuerbare Energien Programm – Standard (Renewable Energies Program – Standard). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure to finance environmental projects. While net proceeds from the sale of its green bonds are used by KfW in its general business, upon closing of the transactions KfW simultaneously allocates an amount equal to the net proceeds of the green bonds (which proceeds may be converted into Euros) to an internal account used to track the allocation of funds from its green bond issuances. Amounts matching requests for disbursements under KfW’s Renewable Energies Program – Standard will be deducted from the balance of this internal account on an ongoing basis, starting with the beginning of the calendar year and continuing until the balance has been completely reduced. The Renewable Energies Program – Standard aims to promote the development of electricity from renewable resources. Measures financed through this program may include but are not limited to the following: photovoltaic equipment; on-shore wind power plants and repowering measures; hydro-electric power stations; and equipment for the generation and use of biogas. The common objective of all projects financed under this program is the reduction of greenhouse gas emissions. Equipment for the use of fossil fuels or nuclear power is not financed under the program. KfW provides investors with information regarding the use of proceeds in terms of disbursements under the Renewable Energies Program – Standard on a regular basis on its website. Unless otherwise indicated, information available on or accessible through KfW’s website is not incorporated herein by reference.”

* * * * * * *

We believe that our responses and proposed amendments to our Annual Report address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Dr Frank Czichowski, KfW, at +49(69)7431 2165, or Krystian Czerniecki, Sullivan & Cromwell LLP, at +49(69)4272 5525.

In connection with responding to comments raised by the Staff, KfW hereby acknowledges that:

•	KfW is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	KfW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ HORST SEISSINGER
Horst Seissinger
First Vice President

/s/ JÜRGEN KÖSTNER
Jürgen Köstner
Vice President

cc:	Krystian Czerniecki, Esq.

Sullivan & Cromwell LLP